Exhibit 12.1

HRPT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended December 31,
	2003	2002 (1)	2001 (1)	2000 (1)	1999 (1)
Earnings:
Income before equity in earnings (loss) of equity investments	$90,921	$88,923	$87,510	$108,992	$116,638
Fixed charges	101,144	89,417	91,305	104,337	91,420
Distributions from equity investments	27,404	27,195	26,651	30,294	18,606
Capitalized interest	—	(3,057)	(787)	(1,680)	(1,488)
Adjusted Earnings	$219,469	$202,478	$204,679	$241,943	$225,176

Fixed Charges:
Interest expense (including amortization of note discounts and deferred financing fees)	$101,144	$86,360	$90,518	$102,657	$89,932
Capitalized interest	—	3,057	787	1,680	1,488
Total Fixed Charges	$101,144	$89,417	$91,305	$104,337	$91,420

Ratio of Earnings to Fixed Charges	2.2x	2.3x	2.2x	2.3x	2.5x

(1)          Reclassifications have been made to the prior years’ financial statements to conform to the current year’s presentation.